Exhibit 21.1

List of subsidiaries of Polibeli Group Ltd

No.	Subsidiaries	Place of incorporation
1	Tianxingyun International Trade Pte. Ltd.	Singapore

2	Tian Xing Cloud (Singapore) Supply Chain Pte. Ltd.	Singapore

3	Tian Xing Cloud (America) Supply Chain Ltd	U.S.

4	Tian Xing Cloud (France) Supply Chain	France

5	Tian Xing Cloud Supply Chain Korea Ltd	Korea

6	Tianxing Cloud (Italy) Supply Chain Srl	Italy

7	PT Tian Xing Cloud Supply Chain Indonesia	Indonesia

8	PT Innovative Cloud Indonesia	Indonesia

9	PT Ezmart Electronic Commerce Indonesia	Indonesia

10	PT Xingyunindo Jaya Niaga	Indonesia

11	Kouun Syoji Co., Ltd	Japan

12	Biltech Ltd	Japan

13	Chenghe Acquisition II Co.	Cayman Islands

14	Polibeli Trading (Hong Kong) Limited	Hong Kong

15	Jiaxing Yunpu Yuexing Technology Co., Ltd	China

16	Shenzhen Baoli Beili Technology Co., Ltd	China

17	Hangzhou Baoli Beili Technology Co., Ltd	China